  Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	September 9, 2019

Eldorado Gold Provides Project Update

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or the “Company”) announces updates on Kisladag metallurgical testwork, its expansion plans at Lamaque and its Greek projects.

Kisladag Update

Kisladag metallurgical testwork is advancing well with the majority of test results now expected to be completed prior to year-end 2019. A suite of extended Intermittent Bottle Roll Tests (IBRT) have been completed to help predict heap leach recovery on the existing reserve. IBRT tests are indicating that with the longer heap leach cycle of 250 days, gold recoveries are trending over 50%. More than 100 two-metre columns are also underway, which is the standard test for heap leaching, to confirm the findings of the IBRTs.

The preliminary results, utilizing the IBRT metallurgical testwork, are indicating a possible mine life extension beyond the current three year guidance. In the event that testwork supports a mine life extension, waste stripping would be necessary. The Company expects to be in a position to determine the most economic path for the development of Kisladag by the end of Q1 2020.

Lamaque Update

The Company is evaluating an expansion at its Lamaque project, which would be designed to increase throughput from an average of approximately 1,800 tonnes per day (“tpd”) to 2,500 tpd and increase average annual production from approximately 130,000 ounces of gold to approximately 170,000 ounces of gold.

Eldorado is working on a Preliminary Economic Assessment (“PEA”) for this expansion, which will include inferred resources up to and including the C7 shear zone at the Triangle deposit (as shown in Figure 1), and is scheduled to be completed in Q4 2019. Subject to the results of the PEA, the Company will begin a Prefeasibility Study (“PFS”) on the Lamaque expansion, which is expected in 2H 2020.

Highlights of the expansion PEA are expected to include:
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10 year mine life with target production of 1.5 million ounces of gold
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Expected average annual gold production of 170,000 ounces per year once ramp up is complete; or 150,000 ounces per year over the full 10 years
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Three distinct projects that should allow for expansion up to 2,500 tpd:
o
A two kilometre decline and conveyor system from the Sigma mill to the 400 metre level of the Triangle Deposit (Figure 2)
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Upgrades to the Sigma Mill to allow for increased throughput
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Construction of a paste plant to provide a long-term tailings solution

The decline project would include an underground crusher and a conveyor system for transportation of ore, which would eliminate ore re-handle, eliminate underground haulage from the 400 meter level to surface and 26 kilometers of round trip surface haulage. Underground drilling platforms would be established along the decline which would provide access for exploration along the geologically prospective ground between the Triangle underground mine and the historic Sigma and Lamaque underground mines. The decline would also provide social benefits including eliminating emissions from surface haulage, removing haulage trucks from public roads and reducing noise for the community.

The Sigma Mill upgrades would include additional leach tanks and a coarse ore stockpile and could include the addition of a SAG mill that would allow processing of more than 2,500 tpd. This additional capacity would set the asset up for future expansion from lower portions of Triangle or other areas of the property. The Company intends to apply for a 2,650 tpd permit, a 50% increase over the current permit, which is the maximum allowed under the Provincial permitting process.

Addition of a paste plant would provide an environmental improvement and long-term tailings solution with paste tailings deposited in the historic Sigma open pit. The plant would also allow for paste backfill to be pumped underground through the proposed conveyor decline.

Construction of the decline could start in 2020, as it provides reduced haulage costs under any production scenario, as well as other strategic benefits that include the efficient recovery of potential resources at depth. Timing of other major construction will depend on results of the PEA and PFS as well as the timing of other projects the Company may have underway. This will allow time for additional Inferred Mineral Resource conversion drilling.

Greek Project Update

The Company recently received certain installation permits for its Skouries and Olympias assets in Greece. Eldorado is working with the Greek government to achieve the necessary conditions required to re-start construction at Skouries and to allow for the completion of the development, construction and financing of our Kassandra assets. In the interim, potential investments the Company is currently evaluating include:

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Engineering and permitting expenses and minor enabling construction to support the restart of work at the Skouries Project, contingent on receipt of the building permit for the Skouries flotation plant building
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Engineering and EIA permitting expenses at the Perama Hill Project
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Engineering and permitting expenses to expand the Olympias Mine’s capacity from 1,200 tpd to 1,900tpd

Lamaque Figures
Figure 1: Outline of Triangle Ore body

Figure 2: Proposed Ramp from Triangle to Sigma Mill

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, Serbia, and Brazil. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts

Investor Relations

Peter Lekich, Manager Investor Relations
604.687.4018 or 1.888.353.8166 peter.lekich@eldoradogold.com

Media

Louise Burgess, Director Communications & Government Relations
604.687.4018 or 1.888.353.8166 louise.burgess@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: our expectations regarding further test work results, expected metallurgical recoveries and possible mine life extension at Kisladag, expectations regarding results of the Lamaque PEA, including a potential increase in annual production, extension of mine life and additional inferred resources, expectations regarding negotiations with the Greek Sate to achieve the necessary conditions required to re-start construction at Skouries and to allow for the completion of the development, construction and financing of our Kassandra assets , and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about metallurgical recoveries the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs and expenses; production, mineral reserves and resources, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: results of further testwork at Kisladag, recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks, foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.

Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Paul Skayman, FAusIMM, Chief Operating Officer for Eldorado Gold Corporation, and a "qualified person" under NI 43-101.

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